

07003929

SEC... ...MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2007 WASH., D.C. PROCESSING

SEC FILE NUMBER
8- 50174

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Questar Capital Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5701 Golden Hills Drive
(No. and Street)

Minneapolis	**MN**	**55416**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Emily Reitan **(763) 765-6083**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center **90 South Seventh Street**	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Emily Reitan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Questar Capital Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Emily Reitan
Signature

Treasurer
Title

Katherine S. Steffes
Notary Public


KATHERINE S. STEFFES
Notary Public
Minnesota
My Commission Expires Jan 31, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Questar Capital Corporation

Year ended December 31, 2006

Contents



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

Board of Directors
Questar Capital Corporation

We have audited the accompanying statement of financial condition of Questar Capital Corporation as of December 31, 2006 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Questar Capital Corporation as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

As described in note 1, the Company and USAllianz Securities, Inc., a sister company, merged on December 1, 2006. The accompanying financial statements have been restated to present the financial statements on a combined basis, as if the merger had occurred on December 31, 2005.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2007

Questar Capital Corporation

Statement of Financial Condition

December 31, 2006

Assets

Cash and clearing deposit	$ 10,010,890
Goodwill	18,885,290
Intangible assets (net of accumulated amortization of $236,312)	1,864,239
Concessions receivable	889,405
Prepaid expenses	607,911
Receivable from registered representatives	109,893
Receivable from affiliate company	143,684
Total assets	$ 32,511,312

Liabilities and stockholder's equity

Commissions payable	$ 658,438
Deferred tax liability	568,660
Payable to affiliate company	4,488,985
Accounts payable	1,134,196
Other liabilities	220,291
Total liabilities	7,070,570
Commitments and contingencies (note 8)	
Stockholder's equity:	
Common stock, no par value, 1,000 shares authorized and outstanding	113,728
Additional paid-in capital	68,693,683
Retained deficit	(43,366,669)
Total stockholder's equity	25,440,742
Total liabilities and stockholder's equity	$ 32,511,312

See accompanying notes to financial statements.

Questar Capital Corporation

Statement of Operations

Year ended December 31, 2006

Revenue:	
Concessions	$ 61,354,427
Other revenue	2,047,190
Total revenue	63,401,617
Expenses:	
Commissions	52,730,058
Salaries & employee benefits	12,963,216
Information technology	3,462,981
Legal & accounting	2,274,967
Outside consultant fees	2,224,705
Office rent, utilities & maintenance	1,736,256
Travel & entertainment	1,042,849
Regulatory Settlement	1,000,000
Meetings & seminars	964,424
Advertising & public relations	792,620
Printing & office supplies	534,802
Postage & telephone	441,237
Taxes, licenses & fees	362,810
Computer hardware & software	232,612
Intangible amortization	210,055
Other expense	195,533
Recruiting & hiring	33,055
Total expenses	81,202,180
Loss before taxes	(17,800,563)
Income tax benefit	(5,513,139)
Net loss	$ (12,287,424)

See accompanying notes to financial statements.

Questar Capital Corporation

Statement of Changes in Stockholder's Equity

Year ended December 31, 2006

	Common stock	Additional paid-in capital	Retained deficit	Total
Balance at December 31, 2005 (restated-note 1)	$ 113,728	$ 51,693,683	$ (31,079,245)	$ 20,728,166
Capital contribution from parent	-	17,000,000	-	17,000,000
Net loss	-	-	(12,287,424)	(12,287,424)
Balance at December 31, 2006	$ 113,728	$ 68,693,683	$ (43,366,669)	$ 25,440,742

See accompanying notes to financial statements.

Questar Capital Corporation

Statement of Cash Flows

Year ended December 31, 2006

Operating activities:	
Net loss	$ (12,287,424)
Adjustments to reconcile net loss to net cash used in operating activities:	
Intangible amortization	210,055
Decrease in receivable from registered representatives	75,798
Increase in concessions receivable	(291,589)
Decrease in note receivable	30,821
Increase in prepaid expenses	(577,373)
Increase in other assets	16,295
Decrease in accounts payable	(670,958)
Decrease in commissions payable	(546,282)
Decrease in settlement payable	(4,000,000)
Decrease in deferred tax liability	(82,618)
Decrease in other liabilities	(389,555)
Net cash used in operating activities	(18,512,830)
Financing activities:	
Increase in receivable from affiliate company	(128,572)
Increase in payable to affiliate company	2,571,957
Capital contribution from parent	17,000,000
Net cash provided by financing activities	19,443,384
Net increase in cash	930,554
Cash at beginning of year (restated-note 1)	9,080,336
Cash at end of year	$ 10,010,890

See accompanying notes to financial statements.

(1) Nature of Business and Significant Accounting Policies

Description of the Company

Questar Capital Corporation (the Company) is a wholly-owned subsidiary of Yorktown Financial Companies, Inc. (the Parent). During 2005, the Parent was purchased by and became a wholly owned subsidiary of Allianz Life Insurance Company of North America (Allianz Life). See further discussion in note 2. Allianz Life is a wholly owned subsidiary of Allianz of America, Inc. (AZOA), a wholly owned subsidiary of Allianz SE, a Federal Republic of Germany company.

On December 1, 2006, the Company acquired certain assets and liabilities of USAllianz Securities Inc. (USAS), a related party also owned by Allianz Life. USAS is also a registered broker-dealer. The exchange was accounted for under FASB Statement No. 141, *Business Combinations*. For entities under common control, transfers or exchanges of assets and liabilities should be recorded at the carrying value of the transferring enterprise, similar to a pooling-of-interest and not at fair value. Therefore, the assets and liabilities of USAS were transferred to the Company at their carrying value as follows:

Cash	$ 8,693,447
Other receivables	848,278
Other assets	1,082,391
Commissions payable	(258,991)
Affiliate payable	(5,590,582)
Other liabilities	(170,550)
Additional paid-in capital	(48,465,987)
Accumulated deficit	43,911,994

In addition, a pooling-of-interest requires that the results of operations of the combined entity be reported as if the transaction occurred at the beginning of the year. Therefore, the statement of operations includes the results of operations of USAS from January 1, 2006 to the transfer date of December 1, 2006. Those results include revenue of $32,195,781 and a net loss of ($10,958,493) from USAS. Also, the statements of cash flows and changes in stockholder's equity have been restated to reflect USAS balances as if the transaction had occurred on December 31, 2005.

The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and operates as a retail broker-dealer. The Company distributes a full range of securities products, including non-proprietary mutual funds and variable life insurance and annuity contracts, and processes general securities transactions through a clearing arrangement with Pershing, LLC. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of the Parent and Allianz Life.

Significant Accounting Policies

Securities transactions

The Company's primary source of revenue is concessions it receives on sales of mutual funds, variable annuities and variable life products. The primary expense of the Company is the corresponding commissions paid to registered representatives for these sales. Concessions and related commission expense are recorded on a trade date basis. The clearing and depositing operations are provided by Pershing, LLC.

Cash and clearing deposit

Cash represents amounts held in depository institutions. The Company is required to maintain deposit accounts with clearing organizations and others to assure the performance of the obligations of the Company under the terms of its agreements. Minimum required balances in deposit accounts with clearing organizations was $55,000 at December 31, 2006.

Goodwill

Goodwill is the excess of the amount paid to acquire a company over the fair value of its tangible net assets, identifiable intangible assets, and valuation adjustments, if any. The recoverability of goodwill is assessed at least annually based on estimates of future earnings. If estimated future earnings are less than the carrying amount of the related asset, the carrying value of the asset may not be recoverable and an impairment test is performed. If impairment is indicated, the carrying value will be reduced to its fair value with a corresponding charge to earnings. As of December 31, 2006, no impairment exists.

Intangible asset

An intangible asset is recognized apart from goodwill when it arises from contractual or legal rights or it is capable of being separated and valued then sold, transferred, licensed, rented or exchanged. The Company determines the useful life and amortization period for each intangible asset identified. An intangible asset with a determinable useful life is amortized over that period, while an intangible asset with an indefinite useful life is not amortized.

The Company has recorded intangible assets of $1,864,239 as a result of the purchase of the Parent. A portion of the intangible assets relates to the trade name and service mark of the Company and has an indefinite useful life. Therefore, the trade name is not being amortized, but will be subject to periodic impairment testing at future periods. The remaining intangible asset is related to non-compete and transition agreements and is being amortized over five years using the straight-line method. Amortization expense of $210,055 was recorded in 2006 and is included in Intangible Amortization on the Statement of Operations.

Federal income taxes

The Company utilizes the asset and liability method of accounting for income tax. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized.

The Company provides for federal income taxes based on amounts the Company believes it ultimately will owe. Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded in the financial statements. Any such change could significantly affect the amounts reported in the statement of operations. Quarterly, management evaluates the appropriateness of such provisions based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, Technical Advice Memorandums and other rulings issued by the Internal Revenue Service (IRS) or the tax courts.

The Company is included in the consolidated federal income tax return with AZOA and all of its wholly owned subsidiaries. The consolidated tax allocation agreement stipulates that each company participating in the return will bear its share of the tax liability pursuant to United States Treasury Department regulations. The Company generally will be paid for the tax benefit on their losses and any other tax attributes to the extent they could have obtained a benefit against their post-1990 separate return taxable income or tax.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Purchase by Parent

In November 2005, the Company's Parent was purchased by Allianz Life, and the transaction was recorded using the purchase method of accounting. The Company recorded goodwill of $18,885,290, intangible assets of $2,100,551 and a deferred tax liability of $735,193 on the statement of financial condition, as well as the related additional paid-in capital. The components of intangible assets at acquisition are summarized as follows:

		Amount	Useful Life
Tradename	$	1,050,276	Indefinite
Non-compete and transition agreements		1,050,276	5 years
Total Intangible Assets, at acquisition	$	2,100,551	

(3) Transactions with Related Parties

The Company is managed by Yorktown Financial Services, Inc. (Yorktown), a related company through common control and ownership. The Company is required to pay management fees (determined periodically) to Yorktown for various operating expenses. Management fees charged reflect the actual costs of these services; however, Yorktown is in a position to and could influence the operating results of the Company. During the year ended December 31, 2006, the Company incurred management fees of $76,945.

Questar Asset Management, Inc. (Asset Management), which began operations during 2005, is a related company through common control and ownership. The Company pays various operating expenses on behalf of Asset Management., which are then charged to Asset Management, on a periodic basis. Management fees charged reflect the actual costs of these services. During the year ended December 31, 2006, the Company recognized management fees of $33,102.

The Company maintains a Selling Agreement (Agreement) with Allianz Life Financial Services, LLC, a majority-owned subsidiary of the Parent. During 2006, the Agreement resulted in $7,281,735 in product sales and $473,078 in concession revenue, which is 2% of the Company's total concession revenue.

(4) Financial Instruments with Off-balance-sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations.

(5) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), and is required to maintain minimum net capital of $465,052. At December 31, 2006, the Company had net capital of $3,982,494, which was $3,517,442 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 1.98:1 at December 31, 2006.

(6) Rule 15c3-3 Exemption

The Company clears all customer transactions on a fully disclosed basis with a clearing broker-dealer. The Company does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k)2(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" is not required.

(7) Income Taxes

The income tax benefit reflected in the accompanying Statement of Operations is as follows:

		2006
Current tax benefit	$	5,421,331
Deferred tax benefit		91,808
Income tax expense as reported	$	5,513,139

There was no provision for state income taxes reflected in the accompanying statement of operations for the year ended December 31, 2006 due to the state benefit from the loss being fully offset by an increase in the valuation allowance.

The income tax benefit computed at the statutory rate of 35% varies from the tax benefit reported in the Statement of Operations as follows:

		2006
Income tax expense computed at the statutory rate	$	6,230,196
Non-Deductible penalties		(350,000)
Allocated non-deductible expense		(367,057)
Income tax expense as reported	$	5,513,139

Tax effects of temporary differences giving rise to the significant components of the deferred tax assets and liabilities at December 31, 2006 are as follows:

		2006
Deferred tax assets (liabilities):		
State net operating loss carry forward	$	358,207
Intangible asset amortization		(658,610)
Litigation accruals		89,950
Total		(210,453)
Valuation allowance		(358,207)
Net deferred tax liability	$	(568,660)

Although realization is not assured, the Company believes it is not necessary to establish a full valuation allowance for the total deferred tax assets as it is more likely than not the deferred tax asset of $89,950 will be realized principally through reimbursement from AZOA as the existing deductible temporary differences reverse.

(8) Commitments and Contingencies

The Company is currently a defendant in various litigation generally incidental to its business. Although it is difficult to predict the outcome of these cases, management believes, based on discussions with counsel, that any ultimate liability will not materially affect the financial position or results of operations of the Company.

In December 2006, USAS reached a settlement with the National Association of Securities Dealers (NASD) regarding allegations of certain supervisory and record keeping violations. As a result of the settlement, the Company incurred total penalties of $5,000,000 of which $1,000,000 was incurred in 2006. The Company paid the entire settlement of $5,000,000 in December, 2006.

Questar Capital Corporation

Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Net Capital		
Stockholder's equity	$	25,440,742
Less nonallowable assets		21,286,180
Current capital		4,154,562
Less 'excess fidelity bond deductible'		17,093
Less 'deficit balances at clearing firm'		3,030
Less haircuts		151,945
Net capital		3,982,494
Less required capital		
(the greater of $50,000 or 6 2/3% of aggregate indebtedness)		465,052
Excess net capital	$	3,517,442
Aggregate indebtedness	$	6,975,783
Ratio of aggregate indebtedness to net capital		1.98:1

Reconciliation with Company's computation
(included in Part II of Form X-17A-5 as of December 31, 2006)

Net capital, as reported in Company's (unaudited) FOCUS report	$	25,566,736
Adjustments made to net loss as a result of the audit		(125,994)
Adjusted net capital per above	$	25,440,742



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Questar Capital Corporation:

In planning and performing our audit of the financial statements and supplemental schedule of Questar Capital Corporation (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2007

END